UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated August 14, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 14, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors announces appointment of new Chief Financial Officer

August 14, 2017, Mumbai: Tata Motors today announced the appointment of Mr. P B Balaji as the new Chief Financial Officer, Tata Motors Group from November 2017, to drive financial performance and bring greater rigor to operations and investment decisions across the different entities.

Mr. Balaji is a global finance professional with over two decades of experience in the corporate sector. He started his career with Unilever in 1995 and worked in different corporate finance roles across Asian markets, Switzerland, UK and India. Since 2014, he has been heading the finance function as the Chief Financial Officer of Hindustan Unilever, a $6 billion enterprise. Prior to that, he was the Chief Accountant of the Unilever Group in London.

Mr. N Chandrasekaran, Chairman, Tata Motors said: “Mr Balaji’s deep knowledge in all areas across finance and his global experience will be very valuable for the Tata Motors Group. He will be a great addition to the management team.”

“Tata Motors is delighted to welcome Mr. Balaji as the new CFO for the Tata Motors Group. He will play a very important role in our transformation journey and help us in our renewed focus on topline, market share growth, major cost reduction initiatives and efficiency improvements to deliver better financial performance and profitability in the future.” said Mr. Guenter Butschek, Chief Executive Officer & Managing Director, Tata Motors.

“The Tata Group represents the leading edge of Indian business and I am delighted to have the opportunity to work with the Tata Motors’ leadership team. I look forward to being part of the transformation journey and an exciting career ahead,” said Mr. P B Balaji.

Mr Balaji is a graduate of Indian Institute of Technology, Chennai and has a post-graduate management degree from Indian Institute of Management, Kolkata. He will up take up his new assignment in November this year.

Reproduced below are brief details of Mr P B Balaji’s appointment.

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Clause 7 of the SEBI Circular dated September 9, 2015

Sr. No.	Particulars	Details

1.	Reason for change viz. appointment, resignation, removal, death or otherwise;	Appointment

2.	Date of appointment/cessation (as applicable) & term of appointment;	November 2017 To be appointed as Chief Financial Officer of Tata Motors’ Group

3.	Brief profile (in case of appointment);	Attached as Annexure A

4.	Disclosure of relationships between directors (in case of appointment of a Director).	Not Applicable

ANNEXURE A

Mr. P. B. Balaji is currently the Executive Director Finance & IT and CFO of Hindustan Unilever Limited (HUL) and a Member of its Stakeholders’ Relationship, Corporate Social Responsibility and Risk Management Committees.

Mr. Balaji (46) joined HUL as a Management Trainee in May 1993 and has worked in number of roles in finance and supply chain over a period of 20 years.

Mr. Balaji was the Vice President, Finance for Unilever America, Supply Chain, based out of Switzerland, responsible for financial aspects of an 18 billion supply chain. Prior to that, he was the Group Chief Accountant of Unilever worldwide based at London. Before moving to London, Mr. Balaji has served as the Vice President, Finance for the Home and Personal Care business in India and earlier as the Vice President, Treasury for the AAR region based out of Singapore.

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata.

Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank – BW Business World as also All Asia 2017 award for Best CFO in Consumer by Institutional Investor.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.